CanAlaska
Ventures Ltd. CDNX - CVV OTCBB - CVVLF

2303 West 41st ... 2A3
Toll Free 1-800-667-1870 ... 6550
Email: ir@canalas... .com



02002633

NEWS RELEASE 02 JAN 10 AM 8:25 SUPPL ... 2001

82-2131

CANALASKA IN NEGOTIATIONS TO ACQUIRE DIAMOND PROJECTS IN THE OTISH MOUNTAIN REGION OF QUEBEC.


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CanAlaska Ventures Ltd. ("CanAlaska") (CNDX – CVV) is pleased to announce that it has entered into negotiations to acquire a 100% interest in a several thousand hectare land position in the Otish Mountain area, Quebec. The Otish Mountains are currently the site of intensive exploration activity driven by recent kimberlite discoveries by Majescor Resources Inc. and Ashton Mining Canada. Other companies with significant land positions in the area are BHP-Billiton Diamonds, Soquem and Canabrava Diamond Corporation.

The Otish Mountains lie within the Pre-Cambrian Superior craton, the world's largest platform of stable ancient crustal rocks. Recent studies have already identified 4 kimberlite fields within Quebec including the Otish Mountains. The indicator mineral geochemistry in the Otish Mountain region is considered extremely favourable for the discovery of kimberlites. Strongly magnetic dykes which may be associated with the emplacement of kimberlites, have been identified within the Otish Mountain region. The properties currently under consideration were delineated from the interpretation of magnetics and geology.

On another matter CanAlaska's Management is currently reviewing Diamond Property acquisitions within the Territory of Nunavut.

CanAlaska is focused on the acquisition, exploration, and development of Platinum Group Metal and diamond projects. CanAlaska is actively developing the following diamond projects: Starlight Diamond Property in Northern Manitoba, Fire River Diamond Project in northern Ontario, and the Wawa Diamond Project in north western Ontario

For further information
Please call our Investor Relations Department at 1-800-667-1870

On behalf of the board of directors

Harry Barr, President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
S.E.C. 12g3-2(b) Reg #82-2131
CUSIP#137089108

This news release contains certain "Forward -Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.